FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May, 2002

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No x

P

VANCAN CAPITAL CORP.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1749
Fax: (604) 643-1789

May 22, 2002 Symbol: VCC

NEWS RELEASE

Vancan Capital Corp. (the"Company") is pleased to announce that it has closed the previously announced non-brokered private placement of 1,162,500 special warrants at $0.16 per special warrant, for total proceeds of $186,000.

Each special warrant will automatically convert, at no additional cost, to Units of the Company at the earlier of one year from closing of the private placement or automatically on the 5th business day after qualification by prospectus or after the Company becomes an AIF Issuer and complies with the necessary requirements under Multilateral Instrument 45-102 to issue the Units with a four month hold period. Each Unit will consist of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.21 for a two year period from closing. The proceeds of this private placement will be applied to general working capital.

Paul John has agreed to join the board of directors of the Company to replace Anthony D'eon, who has resigned.

Stuart Rogers has been appointed President of the Company, replacing Mounir Nassar, who will continue to serve as a Director. Mr. Rogers can be reached at the new office of the Company at (604) 689-1749, Suite 1400-400 Burrard Street, Vancouver, B.C.

On behalf of the Board of Directors of
Vancan Capital Corp.

Stuart Rogers
President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date May 22, 2002

By: Stuart Rogers

Stuart Rogers
Director